Submitting a Letter of Intent to acquire KOREA EXPRESS CO., LTD.

On March 4, 2011, POSCO submitted a Letter of Intent to Asian Airlines Inc. and Daewoo E&C Co., Ltd. for the acquisition of Korea Express Co., Ltd.